Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature [PLEASE SIGN WITHIN BOX] Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: HAOXI HEALTH TECHNOLOGY LIMITED HAOXI HEALTH TECHNOLOGY LIMITED ROOM 801, TOWER C, FLOOR 8, BUILDING 103 HUIZHONGLI, CHAOYANG DISTRICT BEIJING, CHINA THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. T01839 - TBD The Board of Directors recommends you vote FOR the following proposals: 1. As a special resolution: that subject to all further requirements prescribed by sections 14 , 14 A and 14 B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorised share capital of the Company be reduced and reorganized from US $ 35 , 200 , 000 , 000 , 000 divided into 100 , 000 , 000 , 000 , 000 Class A Ordinary Shares of par value US $ 0 . 32 each and 10 , 000 , 000 , 000 , 000 Class B Ordinary Shares of par value US $ 0 . 32 each to US $ 11 , 000 , 000 divided into 100 , 000 , 000 , 000 , 000 Class A Ordinary Shares of par value US $ 0 . 0000001 each and 10 , 000 , 000 , 000 , 000 Class B Ordinary Shares of par value US $ 0 . 0000001 each by the taking of the following steps (together, the “Share Capital Reduction”) : i) restated memorandum and articles of association in the form attached to the notice of meeting as Annex A (the “Ninth Amended M&AA”), in substitution for, and to the exclusion of, the Company’s eighth amended and restated memorandum and articles of association, to reflect the Share Capital Reduction (the “Adoption of the Ninth Amended M&AA Proposal”) . ii) each authorized but unissued Class A Ordinary Share of par value US $ 0 . 32 being subdivided into 3 , 200 , 000 Class A Ordinary Shares of par value US $ 0 . 0000001 each ; and each authorized but unissued Class B Ordinary Share of par value US $ 0 . 32 being subdivided into 3 , 200 , 000 Class B Ordinary Shares of par value US $ 0 . 0000001 each (the “Subdivision”) ; and a) the par value of each issued and outstanding Class A Ordinary Share of par value US $ 0 . 32 each and each issued and outstanding Class B Ordinary Share of par value US $ 0 . 32 each in the share capital of the Company being reduced to US $ 0 . 0000001 by cancelling US $ 0 . 3199999 of the paid - up capital on each of the issued and outstanding Class A Ordinary Shares of par value US $ 0 . 32 each and Class B Ordinary Shares of par value US $ 0 . 32 each (the “Capital Reduction”), with the amount deemed to be paid up on each issued and outstanding share of the Company to be US $ 0 . 0000001 following the Capital Reduction ; b) the credit arising from the Capital Reduction being transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act (Revised), the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time ; d) immediately following the Subdivision, the authorized share capital of the Company being altered by the cancellation of such number of unissued Class A Ordinary Shares of par value US $ 0 . 0000001 and unissued Class B Ordinary Shares of par value US $ 0 . 0000001 that will result in the Company having authorized share capital of US $ 11 , 000 , 000 divided into 100 , 000 , 000 , 000 , 000 Class A Ordinary Shares of par value US $ 0 . 0000001 each and 10 , 000 , 000 , 000 , 000 Class B Ordinary Shares of par value US $ 0 . 0000001 each (the “Share Capital Reduction Proposal”) . c) immediately following the Capital Reduction: 3. As an ordinary resolution, that the Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies, if there are not sufficient votes at the time of the 2026 Extraordinary Meeting or adjournment or postponement thereof to approve of the foregoing proposals (the “Adjournment”, and such proposal, the “Adjournment Proposal”) . NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . O O O Abstain Against For Abstain Against For O O O As a special resolution, that subject to and immediately following the Share Capital Reduction being effected, the Company adopt ninth amended and 2. O O O VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE ڀ

T01840 - TBD HAOXI HEALTH TECHNOLOGY LIMITED Extraordinary General Meeting of Shareholders July 6, 2026 9:30 a.m., Eastern Time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) or, if no person is otherwise specified, the chairman of the Meeting, Zhen Fan, with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of HAOXI HEALTH TECHNOLOGY LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 9 : 30 a . m . , Eastern Time, on July 6 , 2026 , at Room 801 , Tower C, Floor 8 , Building 103 , Huizhongli, Chaoyang District, Beijing, China, in person, and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice of Extraordinary General Meeting is available at www.proxyvote.com